Exhibit 99.1

GDS HOLDINGS LIMITED AND SUBSIDIARIES

GDS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data and per share data, or otherwise noted)

		As of
	Note	December 31, 2016	September 30, 2017
Assets
Current assets
Cash (including cash of VIEs of RMB397,948 and RMB201,998 as of December 31, 2016 and September 30, 2017, respectively)		1,811,319	1,174,079
Restricted cash (including restricted cash of VIEs of RMB10,091 and RMB10,291 as of December 31, 2016 and September 30, 2017, respectively)		27,673	53,155
Accounts receivable, net of allowance for doubtful accounts (including accounts receivable, net of allowance for doubtful accounts of VIEs of RMB172,538 and RMB292,865 as of December 31, 2016 and September 30, 2017, respectively)	4	198,851	306,308
Value-added-tax ("VAT") recoverable (including VAT recoverable of VIEs of RMB13,399 and RMB11,819 as of December 31, 2016 and September 30, 2017, respectively)		72,958	87,377
Prepaid expenses (including prepaid expenses of VIEs of RMB28,466 and RMB42,564 as of December 31, 2016 and September 30, 2017, respectively)		50,361	54,565
Other current assets (including other current asset of VIEs of RMB1,201 and RMB12,252 as of December 31, 2016 and September 30, 2017, respectively)		49,151	35,485

Total current assets		2,210,313	1,710,969
Property and equipment, net (including property and equipment, net of VIEs of RMB1,421,036 and RMB1,418,200 as of December 31, 2016 and September 30, 2017, respectively)	5	4,322,891	6,368,830
Intangible assets, net (including intangible assets, net of VIEs of RMB54,558 and RMB48,547 as of December 31, 2016 and September 30, 2017, respectively)	6	92,569	259,229
Prepaid land use rights, net		26,792	26,364
Goodwill	7	1,341,087	1,497,788
Deferred tax assets (including deferred tax assets of VIEs of RMB8,178 and RMB10,512 as of December 31, 2016 and September 30, 2017, respectively)		12,626	16,428
VAT recoverable (including VAT recoverable of VIEs of RMB12,094 and RMB11,072 as of December 31, 2016 and September 30, 2017, respectively)		98,863	237,682
Other non-current assets (including other non-current assets of VIEs of RMB36,357 and RMB45,498 as of December 31, 2016 and September 30, 2017, respectively)	8	98,725	137,011

Total assets		8,203,866	10,254,301

Liabilities and Shareholders' Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings (including short-term borrowings and current portion of long-term borrowings of VIEs of RMB413,600 and RMB257,000 as of December 31, 2016 and September 30, 2017, respectively)	9	628,478	952,734
Accounts payable (including accounts payable of VIEs of RMB152,192 and RMB101,392 as of December 31, 2016 and September 30, 2017, respectively)		513,543	579,333
Accrued expenses and other payables (including accrued expenses and other payables of VIEs of RMB125,989 and RMB103,211 as of December 31, 2016 and September 30, 2017 respectively)		207,950	291,377
Deferred revenue (including deferred revenue of VIEs of RMB30,033 and RMB35,370 as of December 31, 2016 and September 30, 2017, respectively)		40,657	44,408
Capital lease and other financing obligations, current (including capital lease and other financing obligations, current of VIEs of RMB55,311 and RMB24,807 as of December 31, 2016 and September 30, 2017, respectively)	10	88,593	38,594

Total current liabilities		1,479,221	1,906,446
Long-term borrowings, excluding current portion (including long-term borrowings, excluding current portion of VIEs of RMB6,500 as of September 30, 2017)	9	1,509,676	2,241,895
Convertible bonds payable		1,040,550	995,535
Capital lease and other financing obligations, non-current (including capital lease and other financing obligations, non-current of VIEs of RMB631,874 and RMB674,412 as of December 31, 2016 and September 30, 2017, respectively)	10	1,022,959	1,713,262
Deferred tax liabilities (including deferred tax liabilities of VIEs of RMB39,426 and RMB34,851 as of December 31, 2016 and September 30, 2017, respectively)		53,280	91,575
Other long-term liabilities (including other long-term liabilities of VIEs of RMB8,717 and RMB12,470 as of December 31, 2016 and September 30, 2017, respectively)	11	111,706	481,472

Total liabilities		5,217,392	7,430,185

Shareholders' equity
Ordinary shares (US$0.00005 par value; 2,002,000,000 shares authorized; 760,009,043 and 780,008,922 shares issued and outstanding as of December 31, 2016 and September 30, 2017, respectively)		260	267
Additional paid-in capital		4,036,959	4,083,234
Accumulated other comprehensive loss		(192,080)	(190,363)
Accumulated deficit		(858,665)	(1,069,022)

Total shareholders' equity		2,986,474	2,824,116

Commitments and contingencies	17

Total liabilities and shareholders' equity		8,203,866	10,254,301

See accompanying notes to unaudited condensed consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share data and per share data, or otherwise noted)

		Nine-month periods ended September 30,
	Note	2016	2017
Net revenue	13	744,291	1,110,690
Cost of revenue		(554,548)	(820,407)

Gross profit		189,743	290,283
Operating expenses
Selling and marketing expenses		(51,672)	(67,618)
General and administrative expenses		(174,775)	(160,473)
Research and development expenses		(6,921)	(4,720)

(Loss) Income from operations		(43,625)	57,472
Other income (expenses):
Interest income		1,640	4,287
Interest expenses	5	(181,336)	(274,383)
Foreign currency exchange gain (loss), net		6,746	(5,473)
Government grants		1,546	2,380
Others, net		166	322

Loss before income taxes		(214,863)	(215,395)
Income tax benefits	15	8,090	5,038

Net loss		(206,773)	(210,357)

Net loss		(206,773)	(210,357)
Change in redemption value of redeemable preferred shares		(87,310)	—
(Cumulative) Dividend on preferred shares		(5,588)	—

Net loss attributable to ordinary shareholders		(299,671)	(210,357)

Loss per ordinary share
Basic and diluted	16	(1.37)	(0.28)
Weighted average number of ordinary share outstanding
Basic and diluted	16	217,987,922	760,795,203

See accompanying notes to unaudited condensed consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except share data and per share data, or otherwise noted)

	Nine-month periods ended September 30,
	2016	2017
Net loss	(206,773)	(210,357)
Other comprehensive (loss) income
Foreign currency translation adjustments, net of nil tax	(64,734)	1,717

Comprehensive loss	(271,507)	(208,640)

See accompanying notes to unaudited condensed consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands, except share data and per share data, or otherwise noted)

		Ordinary Shares
				Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total equity
	Note	Number	Amount
Balance at January 1, 2017		760,009,043	260	4,036,959	(192,080)	(858,665)	2,986,474
Loss for the period		—	—	—	—	(210,357)	(210,357)
Other comprehensive income		—	—	—	1,717	—	1,717

Total comprehensive loss		—	—	—	1,717	(210,357)	(208,640)

Share-based compensation	12	—	—	41,394	—	—	41,394
Shares surrendered		(121)	—	—	—	—	—
Shares issued to depository bank	16	20,000,000	7	(7)	—	—	—
Exercise of share options	12	376,984	—	1,975	—	—	1,975
Vesting of restricted shares	12	1,621,120	—	—	—	—	—
Settlement of liability-classified restricted shares award	12	396,800	—	2,913	—	—	2,913
Settlement of share options and restricted share units with shares held by depository bank		(2,394,904)	—	—	—	—	—

Balance at September 30, 2017		780,008,922	267	4,083,234	(190,363)	(1,069,022)	2,824,116

See accompanying notes to unaudited condensed consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share data and per share data, or otherwise noted)

		Nine-month periods ended September 30,
	Note	2016	2017
Cash flows from operating activities
Net loss		(206,773)	(210,357)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of debt issuance cost and debt discount		422	17,425
Depreciation and amortization		156,086	260,738
Share-based compensation expense		57,187	41,394
Deferred tax benefit		(11,431)	(11,438)
Changes in operating assets and liabilities, net of effect of acquisitions:
Increase of accounts receivable		(72,721)	(103,268)
Decrease (increase) of VAT recoverable		27,546	(129,474)
Increase of prepaid expenses		(76,960)	(3,681)
Increase of restricted cash		(18,011)	(21,862)
(Increase) decrease of other current assets		(31,486)	13,666
Increase of other non-current assets		(46,280)	(10,479)
Increase (decrease) of accounts payable		56,911	(7,585)
Decrease of the amount due to a related party		(2,668)	—
(Decrease) increase of deferred revenue		(9,220)	3,751
Increase (decrease) of accrued expenses and other payables		42,067	(50,672)
Increase of other long-term liabilities		12,761	50,786

Net cash used in operating activities		(122,570)	(161,056)

Cash flows from investing activities
Payments for purchase of property and equipment		(704,429)	(1,175,471)
Payments for purchase of intangible assets		—	(6,000)
Loans advanced to subsidiaries prior to acquisitions	7	(42,000)	(6,025)
Cash acquired from the acquisition of subsidiaries	7	1,237	11,153
Cash paid for the acquisition of subsidiaries		(103,600)	(52,565)
Deposit paid for potential acquisitions		(15,000)	(500)

Net cash used in investing activities		(863,792)	(1,229,408)

See accompanying notes to unaudited condensed consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

	Nine-month periods ended September 30,
	2016	2017
Cash flows from financing activities
Proceeds from short-term borrowings	204,000	206,404
Proceeds from long-term borrowings	957,618	1,153,543
Repayment of short-term borrowings	(267,000)	(132,129)
Repayment of long-term borrowings	(260,414)	(387,708)
Payment of issuance cost of borrowings	(39,668)	(10,326)
Proceeds from exercise of stock options	—	1,193
Proceeds from issuance of convertible bonds payable	262,106	—
Payment under capital lease and other financing obligations	(9,320)	(25,869)

Net cash provided by financing activities	847,322	805,108
Effect of exchange rate changes on cash	13,274	(51,884)

Net decrease in cash	(125,766)	(637,240)
Cash at beginning of period	924,498	1,811,319

Cash at end of period	798,732	1,174,079

Supplemental disclosures of cash flow information
Interest paid	147,701	257,503
Income tax paid	5,645	743
Supplemental disclosures of non-cash investing and financing activities
(Settlement of) payables for purchase of property and equipment	95,504	(12,140)
Purchase of property and equipment through capital leases and other financing arrangement	506,766	269,456
Consideration payable for the acquisition of subsidiaries	25,900	244,839

See accompanying notes to unaudited condensed consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

1 BASIS OF PRESENTATION

        The accompanying condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted as permitted by rules and regulations of the United States Securities and Exchange Commission ("SEC"). The condensed consolidated balance sheet as of December 31, 2016 was derived from the audited consolidated financial statements of GDS Holdings Limited ("GDS Holdings") and its subsidiaries (collectively, "the Company"). The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated balance sheet of the Company as of December 31, 2016 and the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity (deficit) and cash flows for the year then ended and the related notes to the consolidated financial statements, included in the Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on April 19, 2017.

        The condensed consolidated financial statement are presented in Renminbi ("RMB"), rounded to the nearest thousand.

        In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of September 30, 2017, and the results of operations and cash flows for the nine-month periods ended September 30, 2016 and 2017, have been made.

        The preparation of condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, the useful lives of long-lived assets, the fair values of assets acquired and liabilities assumed and the consideration transferred in a business combination, the allowance for doubtful accounts receivable, the realization of deferred income tax assets, the fair value of share- based compensation awards, the recoverability of long-lived assets and the fair value of the asset retirement obligation. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the condensed consolidated financial statements.

        The accompanying condensed consolidated financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company's ability to operate profitably, to generate cash flows from operations, and to pursue financing arrangements, including obtaining new bank borrowings or renewing its existing bank borrowings.

        Historically, the Company relied on short-term and long-term borrowings, including borrowings from related parties, and issuance of debt and equity securities, including the Company's initial public offering, and convertible bonds to fund its working capital and capital expenditure requirements and to meet its obligations and commitments when they become due.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

2 PRINCIPLES OF CONSOLIDATION

        The accompanying condensed consolidated financial statements include the financial statements of GDS Holdings Limited, its subsidiaries and consolidated variable interest entities ("VIEs") and their subsidiaries for which the Company is the primary beneficiary. The VIEs are Beijing Wanguo Chang'an Science and Technology Co., Ltd. ("GDS Beijing") and Shanghai Shu'an Data Services Co., Ltd. ("GDS Shanghai").

        In certain regions of the People's Republic of China ("PRC"), the Company's operations are conducted through VIEs to comply with the PRC laws and regulations, which prohibit foreign investments in companies that are engaged in data center related business in those regions. Individuals acting as nominee equity holders hold the legal equity interests of the VIEs on behalf of the Company. The equity holders of the VIEs are the CEO of the Company and his relative.

        Under the terms of the VIE Agreements, the Company has (i) the right to receive service fees on a yearly basis at an amount equivalent to all of the net profits of the VIEs under the exclusive technology license and services agreements when such services are provided; (ii) the right to receive all dividends declared by the VIEs and the right to all undistributed earnings of the VIEs; (iii) the right to receive the residual benefits of the VIEs through its exclusive option to acquire 100% of the equity interests in the VIEs, to the extent permitted under PRC law; and (iv) the right to require each of the shareholder of the VIEs to appoint the PRC citizen(s) as designated by Shanghai Free Trade Zone GDS Management Co., Ltd. ("GDS Management Company"), a subsidiary of the Company, to act as such shareholder's exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of the VIEs requiring shareholder approval, disposing of all or part of the shareholder's equity interest in the VIEs, and appointing directors and executive officers.

        In accordance with Accounting Standards Codification ("ASC") 810-10-25-38A, the Company has a controlling financial interest in the VIEs because the Company has (i) the power to direct activities of the VIEs that most significantly impact the economic performance of the VIEs; and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of the VIEs that could potentially be significant to the VIEs. The terms of the VIE Agreements and the Company's financial support to the VIEs were considered in determining that the Company is the primary beneficiary of the VIEs. Accordingly, the financial statements of the VIEs are consolidated in the Company's consolidated financial statements.

        Under the terms of the VIE Agreements, the VIEs' equity holders have no rights to the net assets nor have the obligations to fund the deficit, and such rights and obligations have been vested to the Company. All of the equity (net assets) or deficits (net liabilities) and net income (loss) of the VIEs are attributed to the Company.

        The Company has been advised by its PRC legal counsel that each of the VIE agreements is valid, binding and enforceable in accordance with its terms and applicable PRC laws and the ownership structure of the VIEs does not violate applicable PRC Laws. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and future PRC laws and regulations. There can be no assurance that the PRC authorities will take a view that is not contrary to or otherwise different. If the current ownership structure of the Company and the VIE Agreements are

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

2 PRINCIPLES OF CONSOLIDATION (Continued)

determined to be in violation of any existing or future PRC laws and regulations, the PRC government could:

  •
  Levy fines on the Company or confiscate income of the Company;

  •
  Revoke or suspend the VIEs' business or operating licenses;

  •
  Discontinue or place restrictions or onerous conditions on VIE's operations;

  •
  Require the Company to discontinue their operations in the PRC;

  •
  Require the Company to undergo a costly and disruptive restructuring;

  •
  Take other regulatory or enforcement actions that could be harmful to the Company's business.

        The imposition of any of these government actions could result in the termination of the VIE agreements, which would result in the Company losing the (i) ability to direct the activities of the VIEs and (ii) rights to receive substantially all the economic benefits and residual returns from the VIEs and thus result in the deconsolidation of the VIEs in the Company's consolidated financial statements.

        The assets and liabilities of the VIEs and their subsidiaries are presented parenthetically on the face of the condensed consolidated balance sheets. Net revenue, net income, operating, investing and financing cash flows of the VIEs that were included in the Company's condensed consolidated financial statements for the nine-month periods ended September 30, 2016 and 2017 are as follows:

	Nine-month periods ended September 30,
	2016	2017
Net revenue	413,567	1,010,033
Net income (loss)	44,014	(9,024)
Net cash provided by (used in) operating activities	59,018	(20,925)
Net cash used in investing activities	(83,804)	(65,437)
Net cash provided by (used in) financing activities	277,018	(109,588)

        The unrecognized revenue producing assets that are held by the VIEs and their subsidiaries comprise of internally developed software, intellectual property and trademarks which were not recorded on the Company's condensed consolidated balance sheets as they do not meet all the capitalization criteria.

        Costs recognized by the VIEs for outsourcing and other services provided by other entities within the Company were RMB189,715 and RMB548,902 for the nine months ended September 30, 2016 and 2017, respectively.

3 RECENTLY ISSUED ACCOUNTING STANDARDS

        In May 2017, Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2017-09 Compensation—Stock Compensation (Topic 718). This ASU was issued primarily to provide clarity and reduce both diversity in practice and cost and complexity when applying the guidance in Topic 718 to a change to the terms or conditions of a share-based payment award. This

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

3 RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

ASU affects any entity that changes the terms or conditions of a share-based payment award. This ASU provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. This ASU is effective for annual or any interim reporting periods beginning after December 15, 2017 with early adoption permitted. The adoption of ASU 2017-09 is not expected to have a significant impact on its consolidated financial statements.

        In January 2017, FASB issued ASU No. 2017-04 Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This ASU is to simplify the subsequent measurement of goodwill. The ASU eliminates step 2 from the goodwill impairment test and the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. This ASU should be applied on a prospective basis. This ASU is effective for the Company for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

        In January 2017, FASB issued ASU No. 2017-03, Accounting Changes and Error Corrections (Topic 250). The ASU adds SEC disclosure requirements for both the quantitative and qualitative impacts that certain recently issued accounting standards will have on the financial statements of a registrant when such standards are adopted in a future period. Specially, these disclosure requirements apply to the adoption of ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606); ASU No. 2016-02, Leases (Topic 842); and ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is effective immediately.

        In January 2017, FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The ASU affects all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The ASU is effective for annual periods beginning after December 15, 2017, including interim periods within those periods with early adoption being permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements and expects to adopt the standard prospectively on January 1, 2018.

        In November 2016, FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This ASU applies to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows. The ASU requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This ASU is effective for the Company for its fiscal years beginning after December 15, 2017, and interim periods within those fiscal years with early adoption being permitted. The adoption of ASU 2016-18 is not expected to have a significant impact on its consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

3 RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

        In October 2016, FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. This ASU requires the recognition of the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. This ASU is effective for fiscal years and interim period within those fiscal years, beginning after December 15, 2017, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

        In August 2016, FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU provides guidance on the classification of eight cash flow issues to reduce the existing diversification in practice, including (a) debt prepayment or debt extinguishment costs; (b) settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; (c) contingent consideration payments made after a business combination; (d) proceeds from settlement of insurance claims; (e) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies; (f) distributions received from equity method investees; (g) beneficial interests in securitization transactions; and (h) separately identifiable cash flows and application of the predominance principle. The ASU is effective for fiscal years and interim period within those fiscal years, beginning after December 15, 2017, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) ("ASU 2016-02"). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. While the Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements, the Company believes this standard will have a significant impact on its consolidated financial statements due, in part, to the substantial amount of leases it has.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

3 RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

        In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers ("ASU 2014-09") Topic 606 and issued subsequent amendments to the initial guidance in August 2015, March 2016, April 2016 and May 2016 within ASU 2015-14, ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20, respectively (ASU 2014-09, ASU 2015-14, ASU 2016-08, ASU 2016-10, ASU 2016-11, ASU 2016-12 and ASU 2016-20 collectively, Topic 606). Topic 606 will replace most existing revenue recognition guidance in U.S. GAAP. The core principle of Topic 606 is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. Topic 606 requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments.

        Topic 606 allows entities to adopt with one of these two methods: full retrospective, which applies retrospectively to each prior reporting period presented, or modified retrospective, which recognizes the cumulative effect of initially applying the revenue standard as an adjustment to the opening balance of retained earnings in the period of initial application. The Company currently anticipates adopting the standard using the modified retrospective method.

        Topic 606, as amended, is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein (i.e., January 1, 2018, for a calendar year entity). Early application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company will adopt the standard on January 1, 2018.

        While the Company is continuing to evaluate all potential impacts of the standard, the Company does not believe the adoption of Topic 606 is going to have a significant impact on its consolidated financial statements.

4 ACCOUNTS RECEIVABLES, NET

        Accounts receivables, net consisted of the following:

	As of December 31, 2016	As of September 30, 2017
Accounts receivables	198,851	306,308
Less: allowance for doubtful accounts	—	—

Accounts receivables, net	198,851	306,308

        The Company generally invoices its customers on a monthly or quarterly basis in accordance with the contract terms. Due to the timing difference between the billing and revenue recognition, accounts receivables included an unbilled portion of RMB117,192 and RMB212,472 as of December 31, 2016 and September 30, 2017, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

5 PROPERTY AND EQUIPMENT, NET

        Property and equipment consisted of the following:

	As of December 31, 2016	As of September 30, 2017
At cost:
Buildings	1,652,641	2,227,168
Data center equipment	1,349,069	1,712,577
Leasehold improvement	1,202,979	1,700,203
Furniture and office equipment	31,270	35,331
Vehicles	3,199	3,397

	4,239,158	5,678,676
Less: Accumulated depreciation	(613,658)	(857,006)

	3,625,500	4,821,670
Construction in progress	697,391	1,547,160

Property and equipment, net	4,322,891	6,368,830

(1)
The carrying amounts of the Company's property and equipment acquired under capital leases and other financing arrangement at the respective balance sheet dates were as follows:

	As of December 31, 2016	As of September 30, 2017
At cost:
Buildings (note)	1,286,079	1,964,535
Data center equipment	26,375	12,718

	1,312,454	1,977,253
Less: Accumulated depreciation	(64,151)	(114,827)

	1,248,303	1,862,426

Note:
This item included those buildings under construction, of RMB313,721 and RMB419,177, respectively, as of December 31, 2016 and September 30, 2017.
(2)
Depreciation of property and equipment (including assets acquired under capital leases and other financing arrangement) was RMB146,016 and RMB244,898 for the nine-month

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

5 PROPERTY AND EQUIPMENT, NET (Continued)

  periods ended September 30, 2016 and 2017, respectively, and included in the following captions:

	Nine-month periods ended September 30,
	2016	2017
Cost of revenue	142,553	239,581
General and administrative expenses	3,063	4,895
Research and development expenses	400	422

	146,016	244,898

(3)
Interest costs that are directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset. A reconciliation of total interest costs to "Interest expenses" as reported in the condensed consolidated statements of operations is as follows:

	Nine-month periods ended September 30,
	2016	2017
Total interest costs	228,636	312,574
Less: interest costs capitalized	(47,300)	(38,191)

Interest expenses	181,336	274,383

6 INTANGIBLE ASSETS, NET

        Intangible assets consisted of the following:

	As of December 31, 2016	As of September 30, 2017
Customer relationships	104,322	280,822
Favorable lease	15,500	15,500
Others	—	6,000

	119,822	302,322
Less: accumulated amortization	(27,253)	(43,093)

Intangible assets, net	92,569	259,229

        Amortization of intangible assets was RMB10,070 and RMB15,840 for the nine-month periods ended September 30, 2016 and 2017, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

7 BUSINESS COMBINATION

  Shenzhen 5 Acquisition

        On June 29, 2017, the Company consummated an acquisition of all equity interests in a target group from a third party for an aggregate contingent purchase price of RMB312,000, of which RMB42,727 was paid up to September 30, 2017. The Company estimated that, pursuant to the share purchase agreement, all specified conditions would be met and the Company would be obligated to settle full amount of the purchase price of RMB312,000.

        The target group owns a data center project ("Shenzhen 5") in Shenzhen, China. At the date of acquisition, the data center had just commenced its operations.

        The identifiable assets acquired and liabilities assumed in the business combination were recorded at their fair value on the acquisition date and consisted of the following major items.

	Note
Fair value of consideration	(i)	294,491
Effective settlement of pre-existing relationships upon consolidation	(ii)	6,025
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash		(11,153)
Property and equipment	(iii)	(821,405)
Identifiable intangible assets	(iv)	(176,500)
Other assets		(59,520)
Accounts payable		219,207
Capital lease and other financing obligations, current		23,156
Capital lease and other financing obligations, non-current		363,380
Long-term borrowings		217,790
Deferred tax liabilities		45,931
Other liabilities		55,299

Total identifiable net assets		(143,815)

Goodwill	(v)	156,701

Note (i):	The fair value of consideration represents the present value of the purchase price of RMB312,000, of which RMB42,727 was paid up to September 30, 2017. As of September 30, 2017, total consideration payable for the acquisition was RMB254,677, of which RMB 71,115 and RMB183,562 were recorded in other payables and other long-term liabilities, respectively.
Note (ii):	Prior to the acquisition, the Company had other receivables from the target group of RMB6,025, which was effectively settled with the seller upon completion of the acquisition.
Note (iii):
Property and equipment acquired included properties and equipment acquired under capital lease and other financing arrangement of RMB416,000, data center equipment of RMB174,292, leasehold improvement of RMB118,368 and construction in progress of RMB112,745.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

7 BUSINESS COMBINATION (Continued)

Note (iv):	Identifiable intangible assets acquired consisted of customer relationships of RMB176,500 with an estimated useful life of 14.4 years.
Note (v):
Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in the acquisition. Goodwill is assigned to the design, build-out and operation of data centers reporting unit. Goodwill primarily represents the expected synergies from combining operations of the target group with those of the Company and intangible assets that do not qualify for separate recognition and is not deductible for tax purposes. In accordance with ASC 350, goodwill is not amortized but is tested for impairment.

        The amounts of net revenue and net loss of the target group included in the Company's condensed consolidated statements of operations from the acquisition date to September 30, 2017 amounted to RMB18,984 and RMB10,029, respectively.

        Supplemental pro forma financial information as if acquisition had occurred as of the earliest date presented has not been provided as the acquisition is not material to the Company's results of operations.

8 OTHER NON-CURRENT ASSETS

        Other non-current assets consisted of the following:

	As of December 31, 2016	As of September 30, 2017
Deposits for leases	62,985	100,291
Other deposits	15,000	15,500
Others	20,740	21,220

	98,725	137,011

        Deposits for leases amounted to RMB62,985 and RMB100,291 as of December 31, 2016 and September 30, 2017, respectively, which are expected to be refunded after one year of the balance sheet date at the end of the lease term. Deposits for leases, which are expected to be refunded within one year of the balance sheet date, are recorded in other current assets.

9 LOANS AND BORROWINGS

        The Company's borrowings consisted of the following:

	As of December 31, 2016	As of September 30, 2017
Short-term borrowings	239,777	314,052
Current portion of long-term borrowings	388,701	638,682

Sub-total	628,478	952,734

Long-term borrowings, excluding current portion	1,509,676	2,241,895

Total loans and borrowings	2,138,154	3,194,629

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

9 LOANS AND BORROWINGS (Continued)

  Short-term borrowings

        The Company's short-term borrowings consisted of the following:

	As of December 31, 2016	As of September 30, 2017
Unsecured short-term loans and borrowings	—	50,000
Secured short-term loans and borrowings	239,777	264,052

	239,777	314,052

        Short-term borrowings were secured by the following assets:

	As of December 31, 2016	As of September 30, 2017
Accounts receivable	19,914	12,998

        The weighted average interest rates of short-term borrowings were 5.36% and 5.39% per annum for the nine-month periods ended September 30, 2016 and 2017, respectively.

  Long-term borrowings

        The Company's long-term borrowings consisted of the following:

	As of December 31, 2016	As of September 30, 2017
Unsecured long-term loans and borrowings	—	7,500
Secured long-term loans and borrowings	1,898,377	2,873,077

	1,898,377	2,880,577

        Long-term borrowings were secured by the following assets:

	As of December 31, 2016	As of September 30, 2017
Accounts receivable	67,433	107,819
Property and equipment, net	512,566	524,653
Prepaid land use rights, net	20,735	20,146

	600,734	652,618

        Long-term loans of RMB9,500 and nil as of December 31, 2016 and September 30, 2017 are guaranteed by William Wei Huang.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

9 LOANS AND BORROWINGS (Continued)

        The weighted average interest rates of long-term borrowings were 8.17% and 6.99% per annum for the nine-month periods ended September 30, 2016 and 2017, respectively.

        The aggregate maturities of the long-term borrowings for each for the five years and thereafter subsequent to September 30, 2017 are as follows:

Long-term borrowings
Twelve-months ending September 30,
2018	638,682
2019	736,847
2020	516,839
2021	731,461
2022	250,469
Thereafter	6,279

2,880,577

        As of September 30, 2017, the particulars of the total secured long-term loans and borrowings of RMB2,873,077, were as follows:

  i)
  In 2009, a subsidiary of the Company entered into a thirteen-year entrusted credit facility for a principal amount of RMB322,000 with the local government through a third party bank. As of September 30, 2017, the outstanding loan under such credit facility was RMB167,279, and the effective interest rate of the loan was 4.90% per annum. The facility was secured by prepaid land use right with a carrying amount of RMB6,126 as of September 30, 2017.

  ii)
  In 2014, a subsidiary of the Company entered into an entrusted credit facility of RMB200,000 with a third party lender through a third party bank. The Company fully repaid the outstanding loan in 2017.

  iii)
  In 2015, a subsidiary of the Company entered into a loan facility of RMB120,000 with a third party bank. The Company fully repaid the outstanding loan in 2017.

  iv)
  In 2015, a subsidiary of the Company entered into loan facilities with third party banks in the aggregate amount of RMB430,000. In 2016, such facility was extended to RMB530,000 pursuant to an amendment agreement. As of September 30, 2017, the outstanding loans under such credit facilities were RMB267,940 (net of debt issuance costs), and the effective interest rate of the loans was 7.84% per annum. The outstanding loans under such credit facilities are secured by accounts receivables and property and equipment with a carrying amount of RMB11,788 and RMB91,094 as of September 30, 2017, respectively. The outstanding loans contain a limit on the amount of capital expenditures to be incurred for the construction of the data centers and mature in 2020. The outstanding loans are required to be repaid in full prior to the maturity date in the event 1) Singapore Technologies Telemedia Limited of Singapore, the parent company of STT GDC Pte. Ltd. (a principal shareholder of the Company), ceases to own and control, directly or indirectly, at least 40% of the equity interest in the Company prior to an initial public offering (IPO) or 30% of the equity interest in the Company after an IPO, or ceases to be the single largest shareholder of the Company, (2) the

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

9 LOANS AND BORROWINGS (Continued)

    Company ceases to own and control, directly or indirectly, 100% of the equity interest of the borrowing subsidiaries, (3) there are changes in the shareholding structure of a principal operating subsidiary, as defined in the loan agreements or (4) William Wei Huang, the founder, chairman and chief executive officer of the Company, ceases to own and control, directly or indirectly, at least 99.96% of the equity interest of GDS Beijing. The loan facilities contain financial covenants that limit certain financial ratios, such as the interest coverage ratio and gross leverage ratio, during the relevant period, as defined in the facilities. The loan facilities include a cross-default provision which would be triggered if the Company fails to repay any financial indebtedness of RMB30,000 or more when due or within any originally applicable grace period. As of September 30, 2017, the Company was in compliance with these covenants.

  v)
  In September 2016, two subsidiaries of the Company entered into loan facilities with third party banks in a total amount of RMB1,135,000, for the purpose of (i) replacing an existing term loan facility agreement entered into in June 2016, and (ii) financing the subsidiaries' data center projects and working capital requirements. As of September 30, 2017, the outstanding loan under such facility was RMB998,323, consisting of a short term working capital loan of RMB41,871 with an effective interest rate of 5.66% per annum and long term loans of RMB956,452 (net of debt issuance costs) with effective interest rates of 7.02%-7.25% per annum. The outstanding loans under such facilities are secured by accounts receivables and property and equipment with a carrying amount of RMB51,850 and RMB100,721 as of September 30, 2017, respectively. The loans are required to be repaid in full prior to the maturity date in the event (i) STT Communications Ltd. ceases to, directly or indirectly, own at least 50.1% of equity interests of STT GDC Pte. Ltd. ("STT GDC"), (ii) STT GDC ceases to own and control, directly or indirectly, at least 40% of the equity interests in the Company prior to an IPO or 30% of the equity interests in the Company after an IPO, or ceases to be the single largest shareholder of the Company, (iii) the Company ceases to, directly or indirectly, own or control 100% of the borrowing subsidiary, (iv) there are changes in the shareholding structure of a principal operating subsidiary, as defined in the loan agreement or (v) William Wei Huang ceases to, directly or indirectly, own at least 99.9% of the equity interests of GDS Beijing ((i), (ii), (iii), (iv) and (v) are referred to as "the Early Repayment Events"). The loan facilities contain financial covenants that limit certain financial ratios, such as the interest coverage ratio and gross leverage ratio, during the relevant period, as defined in the facilities. In addition, the loan facility includes a cross default provision which would be triggered if the Company fails to repay any financial indebtedness in an aggregate amount of RMB50,000 or more when due or within any originally applicable grace period. The outstanding long-term loans mature in 2021. As of September 30, 2017, the Company was in compliance with these covenants.

  vi)
  In September 2016, a subsidiary of the Company entered into a facility agreement with a third party bank for a total amount of RMB220,000. As of September 30, 2017, the outstanding loan under such facility was RMB188,848 (net of debt issuance costs), which was a long term loan with an effective interest rate of 7.29% per annum. The outstanding long-term loans mature in 2021. The outstanding loans under such facilities are secured by accounts receivable and property and equipment with a carrying value of RMB18,392 and RMB79,557

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

9 LOANS AND BORROWINGS (Continued)

    as of September 30, 2017, respectively. The loans are required to be repaid in full prior to the maturity date upon the occurrence of any of the Early Repayment Events. The loan facilities contain financial covenants that limit certain financial ratios, such as the interest coverage ratio and gross leverage ratio, during the relevant period, as defined in the facilities. In addition, the loan facility includes a cross default provision which would be triggered if the Company fails to repay any financial indebtedness in an aggregate amount of RMB50,000 or more when due or within any originally applicable grace period. As of September 30, 2017, the Company was in compliance with these covenants.

  vii)
  In December 2016, a subsidiary of the Company entered into a facility agreement with third party banks, pursuant to which the bank agrees to make available to the subsidiary loan facilities in the total amount of RMB380,000 for repayment of borrower's outstanding loan and financing borrower's data center. As of September 30, 2017, the outstanding loan under such facility was RMB380,000 , which was a long-term loan with an effective interest rate of 8.01% per annum. The outstanding long-term loans mature in 2018. The outstanding loans under such facilities are secured by accounts receivable and property and equipment with a carrying value of RMB 19,727 and RMB 124,799 . The loans are required to be repaid in full prior to the maturity date upon the occurrence of any of the Early Repayment Events. The loan facilities contain financial covenants that limit certain financial ratios, such as the interest coverage ratio and gross leverage ratio, during the relevant period, as defined in the facilities. In addition, the loan facility includes a cross default provision which would be triggered if the borrower fails to repay any financial indebtedness in an aggregate amount of RMB30,000 or more when due or within any originally applicable grace period. As of September 30, 2017, the Company was in compliance with these covenants.

  viii)
  In December 2016, a subsidiary of the Company entered into a facility agreement with third party banks for a total amount of RMB310,000. As of September 30, 2017, the outstanding loan under such facility was RMB246,668, consisting of a short term working capital loan of RMB5,985 with an effective interest rate of 5.66% per annum and long term loans of RMB240,683 (net of debt issuance costs) with an effective interest rate of 7.04% per annum. The outstanding long-term loans mature in 2021. The outstanding loans under such facilities are secured by accounts receivable, property and equipment and prepaid land use right with a carrying value of RMB3,217, RMB157,282 and RMB14,020 as of September 30, 2017, respectively. The loans are required to be repaid in full prior to the maturity date upon the occurrence of any of the Early Repayment Events. The loan facilities contain financial covenants that limit certain financial ratios, such as the interest coverage ratio and gross leverage ratio, during the relevant period, as defined in the facilities. In addition, the loan facility includes a cross default provision which would be triggered if the Company fails to repay any financial indebtedness in an aggregate amount of RMB50,000 or more when due or within any originally applicable grace period. As of September 30, 2017, the Company was in compliance with these covenants.

  ix)
  In March 2017, two subsidiaries of the Company entered into a loan facility agreement with third party banks for a total amount of US$45,000. As of September 30, 2017, the outstanding loan under such agreement was RMB298,693 with an effective interest rate of 5.41% per

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

9 LOANS AND BORROWINGS (Continued)

    annum. The facility, as amended, mature in April 2020. The loans are required to be repaid in full prior to the maturity date under certain conditions. The loan facilities contain financial covenants that limit certain financial ratios, such as the debt to equity ratio ("DER"), during the relevant period, as defined in the facilities. As of September 30, 2017, the Company was in compliance with these covenants.

  x)
  In June 2017, a subsidiary of the Company entered into a project loan facility agreement with a third party bank for a total amount of RMB644,000. As of September 30, 2017, the outstanding loan under such facility was RMB383,378 (net of debt issuance costs), consisting of a short-term working capital loan of RMB10,196 with an effective interest rate of 6.30% per annum and a long-term loan of RMB373,182 (net of debt issuance costs) with an effective interest rate of 7.32%. The outstanding long-term loans mature in 2022. The loans are secured by account receivables and property and equipment with a carrying amount of RMB22,572 and RMB95,999 as of September 30, 2017, respectively. The loans are required to be repaid in full prior to the maturity date under certain conditions. The loan facility contains financial covenants that limit certain financial ratios, including debt service coverage ratio ("DSCR") gross leverage ratio, DER and capital expenditure, as defined in the facility agreement. In addition, the loan includes a cross default if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness of any Obligor Party or any other member of the Company is more than RMB50,000. As of September 30, 2017, the Company was in compliance with these covenants.

  xi)
  In September 2017, two subsidiaries of the Company entered into a five-year facility agreement with third party banks for a total amount of RMB570,000 for repayment of borrower's outstanding loans and financing borrower's data center located in Beijing. The interest rate agreed under the facility agreement is 130% of the People's Bank Of China ("PBOC") Base Rate (4.75% per annum for 3-5 years long-term loan) for the sub-facility of RMB200,000 and 6.3% for the sub-facility of RMB370,000 per annum. The loan, once drawn down, will be repaid by installments from 2019 to 2022. The securities for the loan include, among others, the subsidiaries' receivables and property and equipment. The loans are required to be repaid in full prior to the maturity date under certain conditions. The loan facility contains financial covenants that limit certain financial ratios, including DSCR, gross leverage ratio, DER and capital expenditure, as defined in the facility agreement. In addition, the loan facility includes a cross default provision which would be triggered if the Company fails to repay any financial indebtedness in an aggregate amount of RMB50,000 or more when due or within any originally applicable grace period. As of September 30, 2017, the Company has not drawn down any amount under such facility.

        As of September 30, 2017, the particulars of unsecured long-term loans and borrowings are as follows:

    In March 2017, a subsidiary of the Company entered into an agreement with a third party bank for a total amount of RMB9,000. As of September 30, 2017, the outstanding loan was RMB7,500, which is a long-term working capital loan mature in 2019 with an effective interest rate of 5.70% per annum.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

9 LOANS AND BORROWINGS (Continued)

        As of September 30, 2017, the Company had total working capital and project financing credit facilities of RMB4,270,262 from various banks, of which the unused amount was RMB999,750. As of September 30, 2017, the Company had drawn down RMB3,270,512, of which RMB314,052 was recorded in short-term loans and borrowing and RMB2,880,577 (net of debt issuance costs of RMB75,883) was recorded in long-term loans and borrowing, respectively. Drawdowns from the credit facility are subject to the approval of the banks and are subject to the terms and conditions of each agreement.

10 LEASE

Capital lease and other financing obligations

        The Company's capital lease and other financing obligations are summarized as follows:

	December 31, 2016			September 30, 2017
	Capital lease obligations	Other financing obligations	Total	Capital lease obligations	Other financing obligations	Total
Within 1 year	71,300	22,044	93,344	124,215	38,977	163,192
After 1 year but within 2 years	85,783	38,443	124,226	131,499	38,999	170,498
After 2 years but within 3 years	92,677	39,548	132,225	139,230	41,944	181,174
After 3 years but within 4 years	193,202	41,586	234,788	223,572	42,287	265,859
After 4 years but within 5 years	71,501	42,287	113,788	116,146	42,287	158,433
After 5 years	716,089	725,178	1,441,267	1,519,487	684,271	2,203,758

Total	1,230,552	909,086	2,139,638	2,254,149	888,765	3,142,914
Less total future interest	(552,060)	(450,670)	(1,002,730)	(964,102)	(426,956)	(1,391,058)
Less: estimated building costs	—	(25,356)	(25,356)	—	—	—

Present value of lease and other financing obligations	678,492	433,060	1,111,552	1,290,047	461,809	1,751,856

Including:
Current portion			88,593			38,594

Non-current portion			1,022,959			1,713,262

        The Company's capital and build-to-suit leases expire at various dates ranging from 2020 to 2037. The weighted average effective interest rate of the Company's capital and build-to-suit leases was 8.14% and 7.53% for the nine-month periods ended September 30, 2016 and 2017, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

10 LEASE (Continued)

        During the nine months ended September 30, 2017, except for the capital leases acquired, the Company entered into the following capital lease arrangements:

Shanghai 5 Lease

        In April 2017, the Company entered into a lease agreement for an existing building in Shanghai, China from a third party lessor (the "Shanghai 5 Lease"). Shanghai 5 Lease has a lease term of 20 years and 3 months from July 2017 to September 2037. The Company determined that the lease is a capital lease as the present value of the minimum lease payments exceeded 90% of the fair value of the leased property at the inception of the lease. Accordingly, on the lease commencement date, the Company recorded capital lease assets and capital lease obligations at an amount equal to the present value of the minimum lease payments of RMB87,206.

Beijing 2 Lease

        In August 2017, the Company entered into an amendment agreement in respect of an existing lease of a building in Beijing, China, from a third-party lessor (the "Beijing 2 Lease"). Beijing 2 Lease was originally classified as an operating lease. As a result of the lease modification, the revised agreement was considered as a new lease pursuant to ASC 840-10-25 and was classified as a capital lease as the present value of minimum lease payments excessed 90% of the fair value of the leased assets. Accordingly, the Company recorded capital lease assets and capital lease obligations at an amount equal to the present value of the remaining minimum lease payments of RMB157,000.

Operating leases

        The Company leases data centers, offices and other equipment that are classified as operating leases. The majority of the Company's operating leases expire at various dates though 2037.

        Future minimum operating lease payments as of September 30, 2017 are summarized as follow:

Twelve-months ending September 30,
2018	131,683
2019	84,024
2020	80,381
2021	30,610
2022	26,670
Thereafter	282,990

Total	636,358

        Rental expenses were approximately RMB92,438 and RMB120,116 for the nine-month periods ended September 30, 2016 and 2017, respectively. The Company did not sublease any of its operating leases for the periods presented.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

11 OTHER LONG-TERM LIABILITIES

        Other long-term liabilities consisted of the following:

	As of December 31, 2016	As of September 30, 2017
Consideration payable for the acquisition of a subsidiary (note 7)	—	183,562
Payables for purchase of property and equipment	37,126	170,818
Accrued interests	51,112	86,280
Deferred government grants	14,051	17,471
Others	9,417	23,341

	111,706	481,472

12 SHARE-BASED COMPENSATION

        The Company adopted the 2014 Equity Incentive Plan ("the 2014 Plan") in July 2014 for the granting of share options to key employees, directors and external consultants in exchange for their services. The total number of shares, which may be issued under the 2014 Plan, is 29,240,000 shares.

        The Company adopted the 2016 Equity Incentive Plan ("the 2016 Plan") in August 2016 for the granting of share options, stock appreciation rights and other stock-based award (collectively referred to as the "Awards") to key employees and directors. The maximum aggregate number of shares, which may be subject to Awards under the 2016 Plan, is 56,707,560.

        A summary of the option activity is as follows:

	Number of options	Weighted average exercise price	Weighted average grant-date fair value per option
		(RMB)	(RMB)
Options outstanding at January 1, 2017	28,589,782	5.2	3.2
Granted	166,667	5.3	7.6
Exercised	(376,984)	5.2	1.9
Forfeited	(19,000)	5.2	1.9

Options outstanding at September 30, 2017	28,360,465	5.2	3.2

Options vested and expect to vest at September 30, 2017	28,360,465	5.2	3.2

        The following table summarizes information with respect to stock options outstanding and stock options exercisable as of September 30, 2017:

	Number of options	Weighted average remaining contractual life	Weighted average exercise price
		(years)	(RMB)
Options outstanding and exercisable	28,360,465	2.5	5.2

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

12 SHARE-BASED COMPENSATION (Continued)

        As of December 31, 2016 and September 30, 2017, 600,000 and 433,333 forfeitable and unvested non-employee options, respectively, were treated as unissued for accounting purposes and were not included in the table above. As of September 30, 2017, there were no unvested employee stock options.

        In July 2017, the Company granted 13,475,060 non-vested restricted shares to employees, officers and directors. The restricted share awards contained service and market conditions, or service and performance conditions which are tied to the financial performance of the Company. The value of the restricted shares is determined based on the fair value as of the acquisition date, on which all criteria for establishing the grant dates were satisfied. The value of restricted shares with service condition attached is recognized as compensation expense using the graded-vesting method. The value of the restricted shares with performance conditions attached is recognized as compensation expense using the graded-vesting method only when the achievement of performance conditions becomes probable.

        In May and August 2017, the Company issued 396,800 fully vested restricted shares to its directors to settle a portion of their remuneration for services provided by the directors, which had been recorded in general and administrative expenses. The number of restricted shares issued was determined by the fair value of the restricted shares on the date of settlement and the share-settled portion of the liability of RMB2,913. Upon issuance of the shares to settle the obligation, equity is increased by the amount of the liability settled in shares and no additional share-based compensation expense was recorded.

        A summary of the restricted share activity is as follows:

	Number of Shares	Weighted average grant-date fair value per share
		(RMB)
Unvested at January 1, 2017	12,910,080	6.0
Granted	13,871,860	5.2
Vested	(2,017,920)	8.1
Forfeited	(186,800)	7.2

Unvested at September 30, 2017	24,577,220	5.4

        The fair value of the restricted shares granted is estimated on the date of grant using the Monte Carlo simulation model with the following assumptions used.

Grant date:	July 2017
Risk-free rate of return	1.29 - 1.63%
Volatility	20.43 - 21.48%
Expected dividend yield	—
Share price at grant date	US$1.191
(RMB8.0)
Expected term	2 - 4 years

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

12 SHARE-BASED COMPENSATION (Continued)

(1)
Volatility

        Expected volatility is assumed based on the historical volatility of the Company's comparable companies in the period equal to the expected term of each grant.

(2)
Risk-free interest rate

        Risk-free rate equal to the implied yield of zero-coupon United States Government Bond for a term equal to the remaining expected term.

(3)
Dividend yield

        The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the restricted shares.

        A summary of share-based compensation expenses for the nine-month periods ended September 30, 2016 and 2017 is as follows:

	Nine-month periods ended September 30,
	2016	2017
Costs of revenue	1,169	7,365
Selling and marketing expenses	5,159	12,779
General and administrative expenses	50,859	20,842
Research and development expenses	—	408

Total share-based compensation expenses	57,187	41,394

13 REVENUE

        Net revenue consisted of the following:

	Nine-month periods ended September 30,
	2016	2017
Service revenue	703,284	1,098,197
Equipment sales	41,007	12,493

	744,291	1,110,690

        During the nine-month period ended September 30, 2016, the Company had three customers, which generated over 10% of the Company's total revenues or RMB114,715, RMB105,909 and RMB72,626, respectively. During the nine-month period ended September 30, 2017, the Company had two customers, which generated over 10% of the Company's total revenues or RMB256,373 and RMB113,669, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

14 START-UP COSTS

        Pre-operating or start-up costs incurred prior to operating a new data center are expensed as incurred and consist primarily of rental costs of operating leases of buildings during the construction of leasehold improvements and other miscellaneous costs incurred prior to the operation of the data centers. Start-up costs amounted to RMB9,596 and RMB6,809 and were recorded in general and administrative expenses during the nine-month periods ended September 30, 2016 and 2017, respectively.

15 INCOME TAX

        The income tax benefits for the nine-month periods ended September 30, 2016 and 2017 were RMB8,090 and RMB5,038, respectively. The Company's effective tax rates for the nine-month periods ended September 30, 2016 and 2017 were 3.8% and 2.3%, respectively.

16 LOSS PER ORDINARY SHARE

        The computation of basic and diluted loss per share is as follows:

	Nine-month periods ended September 30,
	2016	2017
Net loss	(206,773)	(210,357)
Change in redemption value of redeemable preferred shares	(87,310)	—
(Cumulative) Dividend on preferred shares(i)	(5,588)	—

Net loss attributable to ordinary shareholders	(299,671)	(210,357)

Weighted average number of ordinary shares outstanding—basic and diluted	217,987,922	760,795,203
Loss per ordinary share—basic and diluted	(1.37)	(0.28)

Note (i):	Represents undeclared dividends on redeemable preferred shares that are cumulative and not included in the carrying amount of the redeemable preferred shares.

        During the nine-month period ended September 30, 2017, the Company issued 20,000,000 ordinary shares to its share depository bank which have been and will continue to be used to settle stock option and restricted share awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and, therefore, have been excluded from the computation of loss per ordinary share. Any ordinary shares not used in the settlement of stock option and restricted share awards will be returned to the Company.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

16 LOSS PER ORDINARY SHARE (Continued)

        The following securities were excluded from the computation of diluted loss per share as inclusion would have been anti-dilutive.

	Nine-month periods ended September 30,
	2016	2017
Share options/restricted shares	28,289,800	53,530,908
Convertible bonds payable	92,813,011	97,298,214
Redeemable preferred shares	349,087,677	—

Total	470,190,488	150,829,122

17 COMMITMENTS

  (a) Capital commitments

        Capital commitments outstanding at December 31, 2016 and September 30, 2017 not provided for in the financial statements were as follows:

	As of December 31, 2016	As of September 30, 2017
Contracted for	510,999	1,026,859

  (b) Lease commitments

        The Company's lease commitments are disclosed in note 10.

18 RELATED PARTY TRANSACTIONS

        During the nine-month period ended September 30, 2017, the Company did not enter into any significant transactions with related parties.

19 SUBSEQUENT EVENTS

  (a) Acquisition of Guangzhou 2

        On October 10, 2017, the Company consummated an acquisition of all equity interests in a target group from a third party for an aggregate purchase price of RMB233,984. The target group owns a data center in Guangzhou, China (Guangzhou 2).

  (b) Private Placement

        In October 2017, the Company issued 64,257,028 Class A ordinary shares to CyrusOne Inc., a third party investor, at the price of $1.55625 per share for a total consideration of US$100,000.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

19 SUBSEQUENT EVENTS (Continued)

  (c) Conversion of Convertible Bonds due 2019

        In November 2017, the bond holders of the Convertible Bonds due 2019, exercised the right to convert 100% of the principal amount of the bonds, together with the accrued interest thereon into 97,870,263 newly issued Class A ordinary shares at the conversion price of $1.675262 per ordinary share pursuant to the terms of the bonds.

  (d) New Project Loan Facilities and Financing Arrangement

        In October 2017, a subsidiary of the Company entered into a 42-month facility agreement with a third-party bank and fully drew down the loans under such facility of US$25,000 (RMB166,000) up to January 23, 2018, the date these condensed consolidated financial statements are issued. The effective interest rate of the loans is 5.6% (three-month LIBOR+4.25%) not taking into consideration of issuance cost.

        In November 2017, a subsidiary of the Company entered into a 5-year facility agreement with a third-party bank for RMB180,000, and drew down RMB175,782 under such facilities up to January 23, 2018. The loans bear an effective interest rate from 5.655% to 6.1750% not taking into consideration of issuance cost.

        In November 2017, a subsidiary of the Company entered into a 6-year facility agreement with a third-party bank for RMB428,000 for replacement of an existing loan and drew down RMB402,251 under such facility net of repayment up to January 23, 2018. The loans bear an effective interest rate of 6.37%.

        In December 2017, a subsidiary of the Company entered into a 7-year facility agreement with a third-party bank for RMB1,010,000 and drew down RMB845,000 under such facility up to January 23, 2018, with an effective interest rate of 7.35% not taking into consideration of issuance cost. The facility is for the purpose of i) repayment of an existing loan, ii) construction of the data center projects and iii) supplement of working capital.

        In November 2017, a subsidiary of the Company entered into a financing arrangement with a third-party financer, which was amended in December 2017. Under such arrangement, the subsidiary assigned certain existing and future receivables as security in exchange for a cash payment of RMB200,000 which had been received by the subsidiary as of January 23, 2018. The subsidiary is obligated to repay RMB200,000 together with an effective interest rate of 9.70% per annum within 5 years.

        In December 2017, a subsidiary of the Company entered into a 10-year facility agreement with a third-party bank for RMB100,000 and drew down RMB57,067 under such facility up to January 23, 2018. The loans bear an effective interest rate of 5.88% not taking into consideration of issuance cost.